UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NGM BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62921N 105

(CUSIP Number)

Peter Svennilson

The Column Group, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 11,103,333(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 11,103,333(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,103,333(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.1%
14.	Type of Reporting Person (See Instructions): PN

(1)

The Column Group, LP (“TCG LP”) has sole voting and dispositive control over 11,103,333 shares of common stock, par value $0.001 per share (“Common Stock”), of NGM Biopharmaceuticals, Inc. (the “Issuer”), except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(2)
	8.	Shared Voting Power: 11,103,333(3)
	9.	Sole Dispositive Power: 100,000(2)
	10.	Shared Dispositive Power: 11,103,333(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,203,333(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.2%
14.	Type of Reporting Person (See Instructions): PN

(2)

TCG GP has sole voting and dispositive control over 100,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 2,265,758(4)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,265,758(4)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.5%
14.	Type of Reporting Person (See Instructions): PN

(4)

The Column Group II, LP (“TCG II LP”) has sole voting and dispositive control over 2,265,758 shares of Common Stock, except that The Column Group II GP, LP (“TCG II GP”), the general partner of TCG II LP, and Svennilson and Goeddel, the managing partners of TCG II GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,265,758(5)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,265,758(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.5%
14.	Type of Reporting Person (See Instructions): PN

(5)	TCG II GP is the general partner of TCG II LP and shares voting and dispositive power over the shares of Common Stock held by TCG II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(6)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 100,000(6)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): PN

(6)

The Column Group Management, LP (“TCGM LP”) has sole voting and dispositive control over 100,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCGM LP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 937,500(7)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 937,500(7)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,500(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.4%
14.	Type of Reporting Person (See Instructions): PN

(7)

Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 937,500 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Goeddel, Svennilson and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 937,500(8)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 937,500(8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,500(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.4%
14.	Type of Reporting Person (See Instructions): OO

(8)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 937,500(9)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 937,500(9)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,500(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.4%
14.	Type of Reporting Person (See Instructions): PN

(9)

Ponoi Capital II, LP (“Ponoi II LP”) has sole voting and dispositive control over 937,500 shares of Common Stock, except that Ponoi II Management, LLC (“Ponoi II LLC”), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 937,500(10)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 937,500(10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,500(10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.4%
14.	Type of Reporting Person (See Instructions): OO

(10)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 20,000
	8.	Shared Voting Power: 15,444,091(11)
	9.	Sole Dispositive Power: 20,000
	10.	Shared Dispositive Power: 15,444,091(11)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,464,091(11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.8%
14.	Type of Reporting Person (See Instructions): IN

(11)

Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP and Ponoi II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 15,634,091(12)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 15,634,091(12)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,634,091(12)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 24.1%
14.	Type of Reporting Person (See Instructions): IN

(12)

Goeddel is a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP and Ponoi II LP. Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust.

CUSIP No. 62921N 105

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 15,000
	8.	Shared Voting Power: 1,875,000(13)
	9.	Sole Dispositive Power: 15,000
	10.	Shared Dispositive Power: 1,875,000(13)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,890,000(13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.0%
14.	Type of Reporting Person (See Instructions): IN

(13)	Kutzkey is a managing partner of Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP and Ponoi II LP.

SCHEDULE 13D

Item 1. Security and Issuer

The title and class of securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 333 Oyster Point Blvd., South San Francisco, CA 94080-7014.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), (iii) The Column Group II, LP, a Delaware limited partnership (“TCG II LP”), (iv) The Column Group II GP, LP, a Delaware limited partnership (“TCG II GP”), (v) The Column Group Management LP, a Delaware limited partnership (“TCGM LP”), (vi) Ponoi Capital, LP, a Delaware limited partnership (“Ponoi LP”), (vii) Ponoi Management, LLC, a Delaware limited liability company (“Ponoi LLC”), (viii) Ponoi Capital II, LP, a Delaware limited partnership (“Ponoi II LP”), (ix) Ponoi II Management, LLC, a Delaware limited liability company (“Ponoi II LLC”) and (x) Peter Svennilson, David V. Goeddel and Tim Kutzkey (collectively referred to as the “Managing Partners”). Mr. Svennilson and Mr. Goeddel are the Managing Partners of TCG GP, TCG II GP and TCGM LP. Mr. Svennilson, Mr. Goeddel and Mr. Kutzkey are the Managing Partners of Ponoi LLC and Ponoi II LLC. Each of the Managing Partners, TCG LP, TCG GP, TCG II LP, TCG II GP, TCGM LP, Ponoi LP, Ponoi LLC, Ponoi II LP and Ponoi II LLC are sometimes hereinafter referred to individually as a “Reporting Person,” and, collectively, as the “Reporting Persons.”

(b) The principal executive offices of TCG LP, TCG GP, TCG II LP, TCG II GP, TCGM LP, Ponoi LP, Ponoi LLC, Ponoi II LP and Ponoi II LLC and the business address of each of the Managing Partners, is 1700 Owens Street, Suite 500, San Francisco, California 94158.

(c) The principal business of each of TCG LP, TCG II LP, Ponoi LP and Ponoi II LP is making venture capital investments. TCGM LP’s principal business is managing entities that make venture capital investments. TCG GP’s principal business is acting as general partner of TCG LP. TCG II GP’s principal business is acting as general partner of TCG II LP. Ponoi LLC’s principal business is acting as general partner of Ponoi LP. Ponoi II LLC’s principal business is acting as general partner of Ponoi II LP. Each of Mr. Svennilson’s and Mr. Goeddel’s principal business is acting as a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC and of The Column Group III GP, LP, an affiliate of the Reporting Persons. Mr. Kutzkey’s principal business is acting as a managing partner of Ponoi LLC and Ponoi II LLC.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Svennilson is a citizen of Sweden, and Mr. Goeddel and Mr. Kutzkey are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer effected a 1-for-2 reverse stock split of its issued and outstanding Common Stock on March 22, 2019. Each share of the Issuer’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock converted into the Issuer’s Common Stock on a 1-for-2 basis, effective upon the closing of the Issuer’s initial public offering (the “IPO”) which occured on April 8, 2019 (the “IPO Closing”). Unless otherwise noted herein, all shares of Common Stock and per share amounts have been adjusted to reflect the reverse stock split.

Between January 2008 and November 2009, TCG LP purchased an aggregate of 12,000,000 shares of Series A Preferred Stock (the “Series A Shares”) for an aggregate purchase price of $12,000,000. Between March 2010 and November 2011, TCG LP purchased an aggregate of 7,200,000 shares of Series B Preferred Stock (the “Series B Shares”) for an aggregate purchase price of $18,000,000. Between June 2015 and December 2016, TCG II LP purchased an aggregate of 1,208,933 Series B Shares for an aggregate purchase price of $7,243,998. Between April 2013 and April 2014, TCG LP purchased an aggregate of 2,340,000 shares of Series C Preferred (the “Series C Shares”) for an aggregate purchase price of $7,020,000. In December 2016, TCG II LP purchased an aggregate of 37,334 Series C Shares for an aggregate purchase price of $224,004. Between October 2014 and February 2015, TCG LP purchased an aggregate of 666,666 shares of Series D Preferred (the “Series D Shares,” and, together with the Series A Shares, the Series B Shares and the Series C Shares, the “Preferred Stock”) for an aggregate purchase price of $3,333,330. Between October 2014 and December 2016, TCG II LP purchased an aggregate of 2,733,334 Series D Shares for an aggregate purchase price of $14,066,670.

Additionally, in May 2016, TCG II LP purchased 275,957 shares of Common Stock for an aggregate purchase price of $2,108,315. In January 2008, TCG GP received warrants to purchase up to 100,000 shares of Common Stock for $0.20 per share and, in April 2008, TCG GP exercised the warrants and purchased 100,000 shares of Common Stock for an aggregate purchase price of $20,000. Ponoi LP purchased 937,500 shares of Common Stock as part of the Issuer’s IPO for an aggregate purchase price of $15,000,000 and Ponoi II LP purchased 937,500 shares of Common Stock as part of the Issuer’s IPO for an aggregate purchase price of $15,000,000. Upon the IPO Closing, all of the Preferred Stock automatically converted into shares of Common Stock on a 2-for-1 basis. TCG LP received an aggregate of 11,103,333 shares of Common Stock upon conversion and TCG II LP received an aggregate of 1,989,801 shares of Common Stock upon conversion.

As consideration for Mr. Goeddel’s service as interim chief executive officer of the Issuer between April 2009 and April 2010, in February 2010, the Issuer granted TCGM LP 100,000 shares of Common Stock for which no consideration was paid. The fair market value of these shares at the time of grant was approximately $52,000.

TCG LP, TCG II LP, Ponoi LP and Ponoi II LP received the funds used to purchase each entity’s respective shares of Preferred Stock and/or Common Stock noted above from capital contributions made to each entity by their respective partners for investment purposes. TCG GP received the funds used to purchase its shares of Common Stock from management fees received from TCG LP.

Between January 2008 and November 2009, Mr. Goeddel purchased 300,000 shares of Series A Shares for an aggregate purchase price of $300,000 and between March 2010 and November 2011 Mr. Goeddel purchased 80,000 shares of Series B Shares for an aggregate purchase price of $200,000. These shares were purchased using personal funds on hand and are held by the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”). Upon the IPO Closing, these shares of Preferred Stock automatically converted into 190,000 shares of Common Stock.

Mr. Svennilson purchased 20,000 shares of Common Stock as part of the Issuer’s IPO for an aggregate purchase price of $320,000. These shares were purchased using personal funds on hand and are held by Mr. Svennilson individually.

Mr. Kutzkey purchased 15,000 shares of Common Stock as part of the Issuer’s IPO for an aggregate purchase price of $240,000. These shares were purchased using personal funds on hand and are held by Mr. Kutzkey individually.

Item 4. Purpose of Transaction

TCG LP, TCG II LP, TCG GP, TCGM LP, Ponoi LP, Ponoi II LP, Mr. Goeddel, Mr. Svennilson and Mr. Kutzkey acquired the aforementioned Preferred Stock and Common Stock for investment purposes with the aim of increasing the value of their investments in the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, TCG LP directly holds 11,103,333 shares of Common Stock, representing 17.1% of the Issuer’s outstanding Common Stock. TCG GP beneficially owns an aggregate of 11,203,333 shares of Common Stock, representing 17.2% of the Issuer’s outstanding Common Stock, which consists of 100,000 shares of Common Stock that TCG GP directly holds and 11,103,333 shares of Common Stock that TCG GP beneficially owns as general partner of TCG LP. TCG II LP directly holds 2,265,758 shares of Common Stock, representing 3.5% of the Issuer’s outstanding Common Stock. As the general partner of TCG II LP, TCG II GP beneficially owns an aggregate of 2,265,758 shares of Common Stock, representing 3.5% of the Issuer’s outstanding Common Stock. TCGM LP directly holds 100,000 shares of Common Stock, representing 0.2% of the Issuer’s outstanding Common Stock. Ponoi LP directly holds 937,500 shares of Common Stock, representing 1.4% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi LP, Ponoi LLC beneficially owns an aggregate of 937,500 shares of Common Stock, representing 1.4% of the Issuer’s outstanding Common Stock. Ponoi II LP directly holds 937,500 shares of Common Stock, representing 1.4% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi II LP, Ponoi II LLC beneficially owns an aggregate of 937,500 shares of Common Stock, representing 1.4% of the Issuer’s outstanding Common Stock. Mr. Svennilson, beneficially owns 15,464,091 shares of Common Stock, representing 23.8% of the Issuer’s outstanding Common Stock, which consists of 20,000 shares of Common Stock that Mr. Svennilson directly holds and 15,444,091 shares of Common Stock that Mr. Svennilson beneficially owns as a Managing Partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC. Mr. Goeddel beneficially owns 15,634,091 shares of Common Stock, representing 24.1% of the Issuer’s outstanding Common Stock, which consists of 190,000 shares of Common Stock held by the Goeddel Trust and 15,444,091 shares of Common Stock that Mr. Goeddel beneficially owns as a Managing Partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC and Ponoi II LLC. Mr. Kutzkey beneficially owns 1,890,000 shares of Common Stock, representing 3.0% of the Issuer’s outstanding Common Stock, which consists of 15,000 shares of Common Stock that Mr. Kutzkey directly holds and 1,875,000 shares of Common Stock that Mr. Kutzkey beneficially owns as a Managing Partner of Ponoi LLC and Ponoi II LLC.

The percentages set forth in this Item 5 and in the cover page for each Reporting Person are based on the 64,993,706 outstanding shares of Common Stock as of April 8, 2019, as disclosed in the Issuer’s final prospectus dated April 3, 2019, as filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2019, which assumes no exercise of the underwriters’ option to purchase up to 1,000,000 additional shares.

(b) TCG LP has sole voting and dispositive control over 11,103,333 shares of Common Stock, TCG GP has sole voting and dispositive control over 100,000 shares of Common Stock, TCG II LP has sole voting and dispositive control over 2,265,758 shares of Common Stock, TCGM LP has sole voting and dispositive control over 100,000 shares of Common Stock, Ponoi LP has sole voting and dispositive control over 937,500 shares of Common Stock, Ponoi II LP has sole voting and dispositive control over 937,500 shares of Common Stock, Mr. Svennilson has sole voting and dispositive control over 20,000 shares of Common Stock, and Mr. Kutzkey has sole voting and dispositive control over 15,000 shares of Common Stock. None of the other Reporting Persons own any securities of the Issuer directly. Mr. Goeddel serves as co-trustee of the Goeddel Trust and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust. TCG GP, as general partner of TCG LP, shares the power to direct the voting and disposition of the 11,103,333 shares owned by TCG LP and may be deemed to beneficially own the shares owned by TCG LP. TCG II GP, as general partner of TCG II LP, shares the power to direct the voting and disposition of the 2,265,758 shares owned by TCG II LP and may be deemed to beneficially own the shares owned by TCG II LP. Ponoi LLC, as general partner of Ponoi LP, shares the power to direct the voting and disposition of the 937,500 shares owned by Ponoi LP and may be deemed to beneficially own the shares owned by Ponoi LP. Ponoi II LLC, as general partner of Ponoi II LP, shares the power to direct the voting and disposition of the 937,500 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi II LP. By virtue of their positions as managing partners of TCG GP, TCG II GP and TCGM LP, each of Mr. Svennilson and Mr. Goeddel may be deemed to share the power to direct the voting and disposition of the 11,103,333 shares owned by TCG LP, the 100,000 shares owned by TCG GP, the 2,265,758 shares owned by TCG II LP and the 100,000 shares owned by TCGM LP and may be deemed to beneficially own the shares owned by such entities. By virtue of their positions as managing partners of Ponoi LLC and Ponoi II LLC, each Managing Partner may be deemed to share the power to direct the voting and disposition of the 937,500 shares owned by Ponoi LP and the 937,500 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi LP and Ponoi II LP.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer, TCG LP, TCG II LP, the Goeddel Trust and certain other investors are party to an amended and restated investor rights agreement (the “Investor Rights Agreement”), dated March 20, 2015, giving such investors the right to demand that the Issuer file a registration statement or request that the investors’ shares of Common Stock be covered by a registration statement that the Issuer otherwise files. In addition to the registration rights, the Investor Rights Agreement provides for certain information rights and a right of first offer. The provisions of the Investor Rights Agreement terminated upon the IPO Closing, other than the registration rights, which will terminate upon the earlier of (i) five years after the IPO Closing, (ii) with respect to each investor, the date when such investor can sell all of its registrable securities, as defined in the Investor Rights Agreement, pursuant to Rule 144 of the Securities Act of 1933, as amended and (iii) upon termination of the investor’s Investor Rights Agreement. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Investor Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 28, 2018 (the “S-1”) and is incorporated herein by reference.

Mr. Svennilson and Mr. Goeddel, in their capacity as directors of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s amended and restated bylaws. These indemnification agreements provide, among other things, that the Issuer will indemnify its directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director in any claim, action, or proceeding arising in his or her capacity as a director or officer of the Issuer or in connection with service at the Issuer’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director makes a claim for indemnification. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement, a copy of which is filed as Exhibit 10.7 to the S-1 and is incorporated herein by reference.

The Issuer, along with its directors and executive officers and substantially all of its other stockholders, including the Reporting Persons, have agreed with the underwriters for the IPO that, for a period of 180 days following April 3, 2019, they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Common Stock (including, for the Issuer’s directors and officers, any shares issued in the IPO or other issuer-directed shares), or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (including any preferred shares), whether now owned or later acquired, owned directly or with respect to which they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The representatives of the underwriters, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or a portion of the Common Stock and other securities subject to the lock-up agreement described above from the restrictions in any such agreement. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-up Agreement attached as Annex II to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to Amendment No. 1 to the S-1 filed with the SEC on March 25, 2019 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

A.	Joint Filing Statement.

B.

Amended and Restated Investors’ Rights Agreement, dated March 20, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227608), filed with the SEC on September 28, 2019).

C.

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227608), filed with the SEC on September 28, 2019).

D.

Form of Lock-up Agreement (incorporated by reference to Annex II of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227608), filed with the SEC on March 25, 2019.

E.	Power of Attorney for The Column Group Management LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel